SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONIC CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,	835451105
Par Value $0.01 per share	(CUSIP Number of Class of Securities
(Title of Class of Securities)	(Underlying Common Stock))

Paige S. Bass, Esq.
Vice President, General Counsel and Assistant Corporate Secretary
Sonic Corp.
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
(405) 225-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

John J. Cannon III, Esq.
John A. Marzulli, Jr. Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-8159 and (212) 848-8590

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,773,334	$1,195.94

*
Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer.  These options cover an aggregate of 2,341,179 shares of the issuer’s common stock and have an aggregate value of $16,773,334 as of March 26, 2010, calculated based on a Black-Scholes option pricing model.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TABLE OF CONTENTS

ITEM 1.	SUMMARY TERM SHEET
ITEM 2.	SUBJECT COMPANY INFORMATION
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4.	TERMS OF THE TRANSACTION
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10.	FINANCIAL STATEMENTS
ITEM 11.	ADDITIONAL INFORMATION
ITEM 12.	EXHIBITS
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EX-99.(a)(1)(A)
EX-99.(a)(1)(B)
EX-99.(a)(1)(C)
EX-99.(a)(1)(D)
EX-99.(a)(1)(E)
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)
EX-99.(a)(1)(J)
EX-99.(a)(1)(K)
EX-99.(d)(1)
EX-99.(d)(2)
EX-99.(d)(3)
EX-99.(d)(4)

ITEM 1.  SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)           Name and Address.

Sonic Corp., a Delaware corporation (the “Company” or “Sonic”), is the issuer of the securities subject to the Offer to Exchange.  The Company’s principal executive offices are located at 300 Johnny Bench Drive, Oklahoma City, Oklahoma 73104, and the telephone number at that address is (405) 225-5000.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase up to an aggregate of 2,341,179 shares of the Company’s common stock, par value $0.01 per share.  A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if, as of the date that is seven days prior to the commencement of the exchange offer, it has an exercise price per share equal to or greater than the higher of (a) $15.00 and (b) the 52-week high trading price of the shares of our common stock as reported by the NASDAQ Global Select Market as of the commencement of the exchange offer and was granted under the Company’s 2006 Long-Term Incentive Plan (the “2006 Plan”), 2001 Stock Option Plan (the “2001 Plan”), or 1991 Stock Option Plan (the “1991 Plan” and, together with the 2006 Plan and the 2001 Plan, the “Plans”).  Stock options granted within the 12-month period immediately prior to the date the exchange offer commences will not be eligible for exchange in the exchange offer.  In addition, stock options that have a remaining term of less than 12 months from the Exchange Offer expiration date (based on their original grant date) are not eligible for exchange in the exchange offer.  Employees surrendering Eligible Stock Options will receive in exchange new stock options (the “Replacement Options”) to be granted under the 2006 Plan.

The Company is making the offer to all employees, other than our named executive officers (“NEOs”) and the members of our Board of Directors, who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company or one of our subsidiaries.  These employees are collectively referred to as the “Eligible Employees.”  To remain eligible to surrender Eligible Stock Options for exchange, and receive Replacement Options, the Eligible Employees must be actively employed by the Company or one of our subsidiaries on the date the exchange offer commences and remain actively employed through the date the exchange offer expires.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Paper Election Form, attached hereto as Exhibit (a)(1)(E).

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and Section 1. Eligible Stock Options; Eligible Employees; Expiration Date; Section 5. Acceptance of Eligible Stock Options; Replacement Options; Section 7. Price Range of Our Common Stock; and Section 8. Source and Amount of Consideration; Terms of Replacement Options, is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer:  Section 7. Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.  The Company is both the filing person and the issuer.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)           Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and Section 1. Eligible Stock Options; Eligible Employees; Expiration Date; Section 3. Procedures for Surrendering Eligible Stock Options; Section 4. Withdrawal Rights; Section 5. Acceptance of Eligible Stock Options; Replacement Options; Section 6. Conditions of the Exchange Offer; Section 8. Source and Amount of Consideration; Terms of Replacement Options; Section 9. Information Concerning Us; Financial Information; Section 11. Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12. Legal Matters; Regulatory Approvals; Section 13. Material U.S. Federal Income Tax Consequences; and Section 14. Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)           Purchases.

Our NEOs and the members of our Board of Directors are not eligible to participate in the offer.  The information set forth in the Offer to Exchange under Section 3. Procedures for Surrendering Eligible Stock Options; and Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.  See also the Plans attached hereto as Exhibits (d)(1), (d)(3) and (d)(4) and form of award agreement under the 2006 Plan attached hereto as Exhibit (d)(2).

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)           Purposes.

The information set forth in the Offer to Exchange under Section 2. Purpose of the Exchange Offer, is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5. Acceptance of Eligible Stock Options; Replacement Options; and Section 11. Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)           Plans.

Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds.

The information set forth in the Offer to Exchange under Section 8. Source and Amount of Consideration; Terms of Replacement Options; and Section 15. Fees and Expenses, is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Exchange under Section 6. Conditions of the Exchange Offer, is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Securities Ownership.

The information set forth in the Offer to Exchange under Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Exchange under Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)           Financial Information.

The information set forth in Item 8. Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2009, Part I, Item 1. Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 and the financial information contained in the Offer to Exchange under Section 9. Information Concerning Us; Financial Information; and Section 16. Additional Information, is incorporated herein by reference.

(b)           Pro Forma Information.

Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

(1)           The information set forth in the Offer to Exchange under Risk Factors and Section 10. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)           The information set forth in the Offer to Exchange under Section 12. Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)           Not applicable.

(4)           Not applicable.

(5)           Not applicable.

(b)           Other Material Information.

Not applicable.

ITEM 12.  EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010
(a)(1)(B)*	Commencement Email from Clifford Hudson to All Employees, dated March 31, 2010
(a)(1)(C)*	Email Communication to Employees, dated March 31, 2010
(a)(1)(D)*	Screen Shots of Stock Option Exchange Website
(a)(1)(E)*	Form of Paper Election Form
(a)(1)(F)*	Form of Communication to Eligible Employees Rejecting the Election Form Under the Exchange Offer
(a)(1)(G)*	Form of Notice of Withdrawal
(a)(1)(H)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I)*	Form of Reminder Communication to Eligible Employees Regarding Exchange Offer Expiration Date
(a)(1)(J)*	Form of Stock Option Exchange Acceptance Confirmation
(a)(1)(K)*	Form of Election Not to Participate in the Stock Option Exchange Offer
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (filed with the Securities and Exchange Commission on October 29, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 (filed with the Securities and Exchange Commission on January 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on January 19, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Sonic Corp.’s 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on December 3, 2009, as amended December 30, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(b)	Not applicable
(d)(1)*	Sonic Corp. 2006 Long-Term Incentive Plan, as amended and restated effective January 14, 2010
(d)(2)*	Form of Award Agreement under Sonic Corp. 2006 Long-Term Incentive Plan
(d)(3)*	2001 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(d)(4)*	1991 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(g)	Not applicable
(h)	Not applicable

*	Filed electronically herewith

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONIC CORP.

By:	/s/ Stephen C. Vaughan
Stephen C. Vaughan
Executive Vice President and Chief Financial Officer

Date:           March 31, 2010

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated March 31, 2010
(a)(1)(B)*	Commencement Email from Clifford Hudson to All Employees, dated March 31, 2010
(a)(1)(C)*	Email Communication to Employees, dated March 31, 2010
(a)(1)(D)*	Screen Shots of Stock Option Exchange Website
(a)(1)(E)*	Form of Paper Election Form
(a)(1)(F)*	Form of Communication to Eligible Employees Rejecting the Election Form Under the Exchange Offer
(a)(1)(G)*	Form of Notice of Withdrawal
(a)(1)(H)*	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer
(a)(1)(I)*	Form of Reminder Communication to Eligible Employees Regarding Exchange Offer Expiration Date
(a)(1)(J)*	Form of Stock Option Exchange Acceptance Confirmation
(a)(1)(K)*	Form of Election Not to Participate in the Stock Option Exchange Offer
(a)(1)(L)
Annual Report on Form 10-K for the fiscal year ended August 31, 2009 (filed with the Securities and Exchange Commission on October 29, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(M)
Quarterly Report on Form 10-Q for the quarter ended November 30, 2009 (filed with the Securities and Exchange Commission on January 8, 2010 (SEC File No. 000-18859) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on January 19, 2010 (SEC File No. 000-18859) and incorporated herein by reference)
(a)(1)(O)
Definitive Proxy Statement on Schedule 14A for Sonic Corp.’s 2010 Annual Meeting of Stockholders (filed with the Securities and Exchange Commission on December 3, 2009, as amended December 30, 2009 (SEC File No. 000-18859) and incorporated herein by reference)

(b)	Not applicable
(d)(1)*	Sonic Corp. 2006 Long-Term Incentive Plan, as amended and restated effective January 14, 2010
(d)(2)*	Form of Award Agreement under Sonic Corp. 2006 Long-Term Incentive Plan
(d)(3)*	2001 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(d)(4)*	1991 Sonic Corp. Stock Option Plan, as amended and restated effective January 14, 2010
(g)	Not applicable
(h)	Not applicable

*	Filed electronically herewith